Exhibit 11.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Annual Report on Form 1-K of our report dated April 23, 2019 relating to the consolidated financial statements of Emerald Health Pharmaceuticals Inc. (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph relating to substantial doubt about Emerald Health Pharmaceuticals, Inc.’s ability to continue as a going concern).

/s/ DELOITTE & TOUCHE LLP

San Diego, California

April 23, 2019